March 1, 2024

Re:        Winnebago Industries, Inc.

Form 10-K for Fiscal Year Ended August 26, 2023

Forms 8-K filed October 18, 2023 and December 20, 2023

File No. 001-06403

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We are submitting this letter in response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Forms 8-K filed on October 18, 2023 and December 20, 2023 (the “Forms 8-K”) contained in the Staff’s letter dated February 12, 2024 (the “Comment Letter”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Forms 8-K filed on October 18, 2023 and December 20, 2023

Exhibit 99.1

Non-GAAP Reconciliation, page 12

1.	We note you present a non-GAAP financial measure you identify as Adjusted diluted income per share. We also note this non-GAAP financial measure includes an adjustment that represents the dilution of your convertible notes, which is economically offset by a call spread overlay that was put in place upon issuance, since as a result of your adoption of ASU 2020-06, the convertible notes are now assumed to be converted into common stock at the beginning of the reporting period, and interest expense is excluded, both of which impact the calculation of GAAP diluted earnings per share. It is not clear to us why you believe this adjustment is appropriate since it appears this adjustment essentially results in a measure that disregards your required adoption of ASU 2020-06 and the related requirements. Please more fully explain to us how you determined this adjustment is appropriate and specifically address how you considered Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in making your determination.

Response:

We acknowledge the Staff’s comment regarding the non-GAAP adjustment related to the dilution of our convertible notes. As disclosed in the footnote description of this adjustment, the adjustment relates to a call spread overlay that affects the dilutive impact of our convertible notes.

We respectfully submit that we do not believe that the disclosure relating to this adjustment is inconsistent with the Staff’s guidance.

We have also considered Question 100.04 of the Division of Corporation Non-GAAP Financial Measures Compliance and Disclosure Interpretations and do not believe that our presentation of Adjusted diluted income per share (“Adjusted EPS”) has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Our disclosures are prepared in accordance with ASU 2020-06; provided that we adjusted for the impact of the call spread overlay to demonstrate to investors that if the debt had been converted into shares, the call spread overlay would be triggered (as long as the stock price remains within the bounds of the call spread overlay), and the dilutive impact would be fully offset.

winnebagoind.com

By way of background, on October 29, 2019 and October 30, 2019, in connection with the offering of the 2025 Convertible Notes, we entered into privately negotiated convertible note hedge transactions (collectively, the “Hedge Transactions”) that cover, subject to customary anti-dilution adjustments, the number of shares of our common stock that initially underlie the 2025 Convertible Notes, and are expected generally to reduce the potential dilution and/or offset any cash payments we are required to make in excess of the principal amount due, as the case may be, upon conversion of the 2025 Convertible Notes in the event that the market price of our common stock is greater than the strike price of the Hedge Transactions, which was initially $63.73 per share (subject to adjustment under the terms of the Hedge Transactions), corresponding to the initial conversion price of the 2025 Convertible Notes.

On October 29, 2019 and October 30, 2019, we also entered into privately negotiated warrant transactions (collectively, the “Warrant Transactions” and, together with the Hedge Transactions, the “Call Spread Transactions”), whereby we sold warrants at a higher strike price relating to the same number of shares of our common stock that initially underlie the 2025 Convertible Notes, subject to customary anti-dilution adjustments. The initial strike price of the warrants is $96.20 per share (subject to adjustment under the terms of the Warrant Transactions), which is 100% above the last reported sale price of our common stock on October 29, 2019. The Warrant Transactions could have a dilutive effect to our shareholders to the extent that the market price per share of our common stock, as measured under the terms of the Warrant Transactions, exceeds the applicable strike price of the warrants.

The purpose of the Call Spread Transactions is to economically hedge the dilutive impact of a conversion as long as the stock price remains below the upper strike price of the call spread, which is $96.20. Because of the existence of this call spread overlay, we have effectively mitigated the dilution risk related to a conversion as long as the stock price stays below $96.20. The adjustment in the Adjusted EPS non-GAAP reconciliation table represents the impact that the call spread overlay has on our earnings per share calculation, as the call spread overlay effectively negates the dilutive impact if the debt were to be converted into shares. We believe presenting Adjusted EPS with this adjustment more accurately reflects underlying earnings per share because if we were to convert the debt into shares, the call spread overlay would offset the dilutive impact (presuming the stock price was lower than $96.20).

We believe the adjustment makes the investor community aware of how the call spread overlay would economically offset the impact of the conversion. We also believe the adjustment is understood by the investor community and they expect us to adjust the impact from our GAAP earnings per share calculation so they can better understand and compare our operating results period-over-period.

Accordingly, we believe our adjustment for the impact of the call spread overlay is not inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, and our continued use of this adjustment remains helpful to investors as long as the call spread overlay mitigates the dilution risk (depending on our stock price).

However, we believe that we could enhance our disclosure to further clarify the nature of the adjustment in future filings, as follows:

•	Rename the adjustment line from “Impact of convertible notes – other” to “Impact of call spread overlay;” and

•	Update the footnote to the adjustment line to remove the language related to ASU 2020-06 (Footnote 3 below).

winnebagoind.com

Please see the proposed changes incorporated to the reconciliation table from our earnings release filed as Exhibit 99.1, Non-GAAP Reconciliation, page 12, to our Form 8-K filed December 21, 2023:

	Three Months Ended
	November 25, 2023	November 26, 2022
Diluted earnings per share	$0.78	1.73
Acquisition-related costs (1)	0.04	0.02
Amortization (1)	0.16	0.11
Contingent consideration fair value adjustment (1)	0.02	0.01
Tax impact of adjustments (2)	(0.05)	(0.03)
Impact of call spread overlay (3)	0.11	0.24
Adjusted diluted earnings per share (4)	$1.06	$2.07

(1) Represents a pre-tax adjustment.

(2) Income tax charge calculated using the statutory tax rate for the U.S. of 23.0% and 24.1% for Fiscal 2024 and Fiscal 2023, respectively.

(3) Represents the impact of a call spread overlay that was put in place upon issuance of the convertible notes and which economically offsets dilution risk.

(4) Per share numbers may not foot due to rounding.

We hope this letter has helped clarify our position and has been responsive to your comments. Please do not hesitate to contact me at (952) 828-8433 if you have any questions regarding the above. Thank you for your time and attention to this matter.

Regards,

/s/ Bryan L. Hughes
Bryan L. Hughes
Chief Financial Officer and Senior Vice President

cc:

Michael J. Happe

Stacy L. Bogart

Richard D. Moss

winnebagoind.com